

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Via E-mail
Russell C. Horowitz
Chairman and Chief Executive Officer
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, WA 98101

> **Re:** **Marchex, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2011**
> **File No. 333-174016**

Dear Mr. Horowitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on April 11, 2011, you filed a Form 8-K announcing your acquisition of Jingle, Inc. The Form 8-K states that you will file the required financial information relating to the acquisition within 71 calendar days. As you are aware, the required financial information must be filed prior to requesting acceleration of the effective date of your registration statement. Refer to the instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to significance of the transaction or otherwise, please provide us with detailed calculations supporting your conclusion.

Facing Page of Registration Statement

2. Please revise the facing page to indicate by check mark the reporting status of the registrant, as called for by Form S-3.

Selling Stockholders, page 24

3.   Please revise the selling stockholder table to identify the natural person(s) exercising voting and/or dispositive powers over the shares held by each of the following selling stockholders: Flybridge Capital Partners II, L.P.; LAP Jingle Holdings II, LLC; AP Jingle Holdings, LLC; First Round Jingle LP; and RGIP, LLC.

4.   In addition, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to an**y** selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Incorporation of Documents by Reference, page 27

5.   Please revise your registration statement to specifically incorporate by reference all documents required to be incorporated by Item 12(a) of Form S-3, including the Forms 8-K filed on March 7, 2011, and April 11, 2011.

Exhibits

6.   We again refer to the Form 8-K filed on April 11, 2011, announcing your merger agreement with Jingle, Inc. The Form 8-K indicates that the merger agreement provides for registration rights on the part of the former Jingle stockholders. To the extent that the merger agreement or another agreement defines the rights of holders of the Class B common stock being registered for resale, it appears that it should be filed as an exhibit to the registration statement pursuant to Item 601(b)(4) of Regulation S-K. Accordingly, please file such agreement, or tell us why you believe you are not required to do so.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 if you have any questions or require assistance. If you thereafter require further assistance, you may contact at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch - Chief

cc: Via E-mail
Francis J. Feeney, Jr., Esq.
DLA Piper LLP (US)